Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 Goodwinprocter.com

April 12, 2012

BY EDGAR AND OVERNIGHT MAIL

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Northeast Bancorp
Registration Statement on Form S-1
Filed March 19, 2012
File No. 333-180215

Dear Mr. Clampitt:

This letter is submitted on behalf of Northeast Bancorp (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on March 19, 2012 (the “Registration Statement”). Such comments are set forth in your letter dated April 2, 2011 (the “Comment Letter”), to Richard Wayne, President and Chief Executive Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement.

General

1.	We note the multiple pages left blank. Please fill-in as much of your document as practicable in your next amendment. We may have further comment when these items are completed.

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

April 12, 2012

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully submits that it will fill in as much of the Registration Statement as practicable.

Cover page

2.	Provide the share amounts of your offering. In this regard, we note the red herring language. Please confirm you have not distributed any preliminary prospectus.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and respectfully submits that it will fill in the share amounts as soon as practicable. The Company confirms that it has not distributed any preliminary prospectus.

3.	Fill-in all blanks, as practicable.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and respectfully submits that it will fill in all blanks as practicable.

4.	In your response letter, advise the staff why 1,339,755 shares of non-voting common is listed on the prospectus when the Company only has 195,000 outstanding.

Response to Comment No. 4

Article FOURTH of the Company’s Amended and Restated Articles of Incorporation, as amended, authorizes 1,500,000 shares of non-voting common stock. As of the date of the initial filing of the Registration Statement, there were 195,351 shares of non-voting common stock outstanding, of which 35,106 shares were held by R3 FHB Master, L.P. As a result of R3 FHB Master, L.P.’s potential participation in the offering, the Company may offer a total number of non-voting common stock equal to its authorized but unissued non-voting common stock (1,304,649 shares), plus those shares of non-voting common stock held by R3 FHB Master, L.P. (35,106 shares). As noted on the cover page and elsewhere in the prospectus, any non-voting common stock issued by the Company in the proposed offering would reduce, on a share-for-share basis, the number of shares of voting common stock issued in the proposed offering.

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

April 12, 2012

Prospectus Summary

5.	Revise the Summary to add a subsection that discloses the material details of the offering, the reasons for the offering and the expected uses of the proceeds. Clarify why there are selling shareholders, e.g., contractual obligation, and why non-voting shares are being offered. Summarize the procedures for converting the non-voting common into common shares, including any costs involved.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7 and 8 of the Registration Statement.

Use of Proceeds, page 21

6.	Revise to provide specific, detailed disclosure on the use of proceeds and to quantify the amounts that may be used for each purpose. Make corresponding changes in the summary section.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 19 and 23 of the Registration Statement.

Principal and Selling Shareholders, page 32

7.	Please advise whether or not the selling shareholder, R3 FHB Master, L.P., is a broker-dealer or an affiliate of a broker-dealer. In addition, make the same disclosure if any other selling shareholders are added.

Response to Comment No. 7

The selling shareholder, R3 FBH Master, L.P. is not a broker-dealer and is an affiliate of a broker-dealer.

8.	If the seller is a broker-dealer, amend your registration statement to state that the seller broker-dealer is an underwriter.

Response to Comment No. 8

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

April 12, 2012

The Company respectfully notes the response to Comment No. 7 above.

9.	If the seller is an affiliate of a broker-dealer, provide supplemental legal opinions stating that the seller is not an affiliate of a broker-dealer as “affiliate” is defined in Rule 405. If counsel cannot provide non-affiliate opinions, please revise the prospectus to provide Item 507 and 508 information and state that:

•	the seller purchased in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, the seller had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Registration Statement.

Description of Capital Stock

Description of Common Stock, page 35

10.	Revise to expand the disclosure relating to the non-voting common stock. In this regard, revise the subsection on voting to disclose the major matters a holder can vote on, such as, mergers, reorganizations, etc. that are contained in the Articles or state law. If these matters adversely affect the rights of voting common stock holders, so describe. Revise the transfer and conversion subsection to describe the procedures for conversion. Finally, noting the conversions described, revise the Summary section in the front of the Prospectus to disclose this distribution’s effect on conversion.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 37, 38, and 39 of the Registration Statement.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-8794.

Sincerely,

/s/ Paul W. Lee

Paul W. Lee

cc:	Richard Wayne

President and Chief Executive Officer, Northeast Bancorp

Claire S. Bean

Chief Financial Officer, Northeast Bancorp

William P. Mayer, Esq.

Samantha M. Kirby, Esq.

Goodwin Procter LLP

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